Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2018
Earnings from Continuing Operations	$1,679
Add (deduct):
Taxes on earnings	247
Capitalized interest cost, net of amortization	(11)
Noncontrolling interests	19

Earnings from Continuing Operations, as adjusted	1,934

Fixed Charges:
Interest on long-term and short-term debt	640
Capitalized interest cost	24
Rental expense representative of an interest factor	99

Total Fixed Charges	763

Total adjusted earnings available for payment of fixed charges	$2,697

Ratio of earnings to fixed charges	3.5

NOTE:   For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.